                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. 3)



                The American Materials & Technologies Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   027397 10 8
                                 (CUSIP Number)

                                  E.F. Jackman,
                  Vice President, General Counsel and Secretary
                              Cytec Industries Inc.
                           Five Garret Mountain Plaza
                             West Paterson, NJ 07424
                                 (973) 357-3100
                      (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                               September 18, 1998
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 13d-1(g), check the following box / /


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CUSIP No. 027397 10 8
--------------------------------------------------------------------------------
      1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
               Cytec Industries Inc.; IRS 22-3268660.
--------------------------------------------------------------------------------
      2)        Check the Appropriate Box if a Member of a Group
                (See Instructions)
                (a) / /
                (b) /x/
--------------------------------------------------------------------------------
      3)       SEC Use Only

--------------------------------------------------------------------------------
      4)       Sources of Funds (See Instructions)
               WC
--------------------------------------------------------------------------------
      5)      Check if Disclosure of Legal Proceedings is Required
              Pursuant to Items 2(d) or 2(e)
              / /
--------------------------------------------------------------------------------
      6)      Citizenship or Place of Organization
              Delaware
--------------------------------------------------------------------------------
Number of Shares           7) Sole Voting Power
Beneficially Owned                 570,000
by Each Reporting          -----------------------------------------------------
Person With                8) Shared Voting Power
                           -----------------------------------------------------
                           9) Sole Dispositive Power
                                   570,000
                           -----------------------------------------------------
                           10) Shared Dispositive Power
--------------------------------------------------------------------------------
      11)       Aggregate Amount Beneficially Owned by Each Reporting Person
                                   570,000
--------------------------------------------------------------------------------
      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                /X/
--------------------------------------------------------------------------------
      13)       Percent of Class Represented by Amount in Row (11)
                                   12.7%
--------------------------------------------------------------------------------
      14)      Type of Reporting Person (See Instructions)
               CO
--------------------------------------------------------------------------------


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CUSIP No. 027397 10 8
--------------------------------------------------------------------------------
      1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
               CAM Acquisition Corp.
--------------------------------------------------------------------------------
      2)       Check the Appropriate Box if a Member of a Group (See
               Instructions)
               (a)  / /
               (b) /X/
--------------------------------------------------------------------------------
      3)       SEC Use Only
--------------------------------------------------------------------------------
      4)       Sources of Funds (See Instructions)
               N.A.
--------------------------------------------------------------------------------
      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
               / /
--------------------------------------------------------------------------------
      6)       Citizenship or Place of Organization
               Delaware
--------------------------------------------------------------------------------
Number of Shares           7) Sole Voting Power
Beneficially Owned                  0
by each Reporting         ------------------------------------------------------
Person With                8) Shared Voting Power
                                    0
                          ------------------------------------------------------
                           9) Sole Dispositive Power
                                    0
                          ------------------------------------------------------
                          10) Shared Dispositive Power
                                    0
--------------------------------------------------------------------------------
      11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                                    0
--------------------------------------------------------------------------------
      12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)
               /X/
--------------------------------------------------------------------------------
      13)      Percent of Class Represented by Amount in Row (11)
               0.0%
--------------------------------------------------------------------------------
      14)      Type of Reporting Person (See Instructions)
               CO
--------------------------------------------------------------------------------


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                  This Amendment No. 3 amends the Schedule 13D filed by Cytec
Industries Inc. ("Cytec") and CAM Acquisition Corp. ("Merger Sub") dated September 8, 1998 (as previously amended by Amendments Nos. 1 and 2, ("the "Schedule 13D") relating to The American Materials & Technologies Corporation.

                  Items 4 and 6 of the Schedule 13D are hereby amended to add the following disclosure.

                  From September 15, 1998 through September 18, 1998, Cytec purchased an additional 70,500 shares of AMT Common Stock, increasing Cytec's beneficial ownership of AMT Common Stock to approximately 12.7%. Cytec has sole power to vote or direct the vote and to dispose or direct the disposition of such shares, provided Cytec does not have the right to vote or direct the vote at the Special Meeting of shares of AMT Common Stock with respect to which it became a beneficial owner of record after August 31, 1998.

                  Schedule 2 to the Schedule 13D is hereby amended to disclose the additional purchases set forth below:

                                 STOCK PURCHASES


---------------------------------------------------------------------------------------------------------------
                                            No. of              Share
                Trade Date                  Shares              Price            Commission            Total
---------------------------------------------------------------------------------------------------------------
                 9/15/98                      8,000            5.56250             320.00          44,823.00  *
---------------------------------------------------------------------------------------------------------------
                 9/15/98                      3,000            5.59375             120.00          16,901.25
---------------------------------------------------------------------------------------------------------------
                 9/15/98                     11,000            5.62500             440.00          62,315.00
---------------------------------------------------------------------------------------------------------------
                 9/16/98                     14,500            5.59375             580.00          81,692.38  *
---------------------------------------------------------------------------------------------------------------
                 9/16/98                      7,000            5.62500             280.00          39,655.00
---------------------------------------------------------------------------------------------------------------
                 9/18/98                      2,500             4.9375             100.00          12,446.75  *
---------------------------------------------------------------------------------------------------------------
                 9/18/98                      1,500             5.0000              60.00           7,560.00
--------------------------------------------------------------------------------------------------------------
                 9/18/98                      4,000             5.0625             160.00          20,410.00
--------------------------------------------------------------------------------------------------------------
                 9/18/98                      2,000            5.09375              80.00          10,267.50
--------------------------------------------------------------------------------------------------------------
                 9/18/98                      6,500             5.1250             260.00          33,572.50
--------------------------------------------------------------------------------------------------------------
                 9/18/98                     10,500             5.1875             420.00          54,888.75
---------------------------------------------------------------------------------------------------------------

          *Includes $3.00 Service Charge

Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Schedule 13D.

Item 7.           Material to be Filed as  Exhibits

A. Agreement and Plan of Merger dated as of July 8, 1998 by and among Cytec, Merger Sub, and AMT and Amendment to the Agreement and Plan of Merger dated

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
         as of August 25, 1998 (incorporated by reference to exhibit 2.1 to Cytec's Registration Statement on Form S-4, Registration Number 333-62287).

B. Stockholders Agreement dated as of July 8, 1998 by and among Cytec, Merger Sub, AMT, Paul W. Pendorf, Steven Georgiev, Robert V. Glaser and Buster C. Glosson (incorporated by reference to exhibit 2.2 to Cytec's Registration Statement on Form S-4, Registration Number 333-62287).

C. Description of the Stockholders Agreement and the Merger Agreement incorporated by reference from Cytec's Registration Statement on Form S-4, Registration Number 333-62287 (previously filed).


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    CYTEC INDUSTRIES INC.


Date:  September 21, 1998           By          /s/J.P. Cronin
                                       -----------------------------------------
                                        J.P. Cronin
                                        Executive Vice President and Chief
                                        Financial Officer

                                    CAM ACQUISITION CORP.


                                    By        /s/J.P. Cronin
                                       -----------------------------------------
                                        J.P. Cronin
                                        President and Chief Executive Officer


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